United States securities and exchange commission logo





                               August 2, 2021

       Lance J. Phillips
       Chief Financial Officer
       Capstead Mortgage Corporation
       8401 North Central Expressway
       Suite 800
       Dallas, TX 75225-4404

                                                        Re: Capstead Mortgage
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-08896

       Dear Mr. Phillips:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 19, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of GAAP and non-GAAP Financial Measures, page 21

   1. We note your disclosure of core earnings. This non-GAAP measure includes adjustments for various realized
and unrealized gains (losses). In light of these adjustments, please tell us how you determined
it was appropriate to title this measure as core earnings.
                                                        Further, our
understanding is that this measure is commonly used by mortgage REITs as an indicator of
dividend paying ability. Please tell us if this measure is used by the registrant's management
as an indicator of the registrant's dividend paying ability. If so, please revise your
filing to disclose that purpose.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lance J. Phillips
Capstead Mortgage Corporation
August 2, 2021
Page 2

       You may contact Jorge Bonilla at (202) 551-3414 or Kristi Marrone at
(202) 551-3429 if
you have questions.



FirstName LastNameLance J. Phillips                       Sincerely,
Comapany NameCapstead Mortgage Corporation
                                                          Division of
Corporation Finance
August 2, 2021 Page 2                                     Office of Real Estate
& Construction
FirstName LastName